"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering" CUIT 30-70496280-7

Buenos Aires, April 14, 2010.

To the
Comisión Nacional de Valores (National Securities Commission)
Dear Sirs,

Ref.: Relevant Information.

                   I am writing in order to inform you that in accordance with article 3 of chapter XXI, “Transparency within the framework of the public offering of shares,” book 6: Transparency, Mr. Pablo Gutiérrez was appointed as the Regular Director at the Ordinary and Extraordinary shareholders’ meeting held today. Additionally, his resignation as the Alternate Director was accepted at the above mentioned shareholders’ meeting.

Yours faithfully,

                                    Pedro A. Richards
                                        Attorney in fact